FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2002.

TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouver, British Columbia
V6C 3L9
Canada

TECK COMINCO LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED MARCH 31, 2002

Financial Summary

Net earnings in the first quarter of 2002 were $2 million ($0.01 per share), compared with net earnings of $55 million ($0.51 per share) in the first quarter of 2001.

Earnings were significantly lower than last year because the company did not benefit from extraordinary earnings from power sales as it did a year ago. In addition, earnings were adversely affected by low zinc and copper prices in the first quarter. Power prices averaged US$22 per MW.h in the first quarter and were substantially lower than the average of US$445 per MW.h in the same period last year. Zinc and copper prices averaged US$0.36 and US$0.71 per pound respectively in the quarter, down 22% and 11% from the same period last year. The earnings in the first quarter of 2001 also included an after-tax gain of $11 million on the sale of the company's 50% interest in Niobec.

Operating profit totalled $34 million, down significantly from $184 million in the first quarter of 2001 with all operations reporting lower profits than last year with the exception of the Elkview and Bullmoose coal mines. Operating profit from coal operations was $22 million or 65% of the total operating profit. The refinery operations, Trail and Cajamarquilla, contributed $8 million while Highland Valley Copper contributed $5 million. The gold operations at Hemlo reported an operating loss of $1 million.

Cash flow from operations, before changes to non-cash working capital items, was $39 million in the first quarter compared with $191 million in the first quarter of 2001.

At March 31, 2002 working capital was $616 million compared with $609 million at the end of 2001. Net debt (long-term debt less cash and restricted funds held for the Cajamarquilla expansion), excluding the exchangeable debentures, was $874 million or 26% of net debt plus equity.

Operations in the First Quarter

Average realized prices for major products and the Canadian/U.S. dollar exchange rate were as follows:

	First Quarter		
	2002	2001	% Change
Zinc (US$/pound)	**0.36**	0.46	-22%
Copper (US$/pound)	**0.71**	0.80	-11%
Lead (US$/pound)	**0.22**	0.22	–
Gold (US$/ounce)	**294**	282	+4%
Coal (US$/tonne)	**41**	36	+14%
Canadian/U.S. exchange rate (US$1 = Cdn$)	**1.58**	1.52	+4%

Trail smelter and refineries produced 72,500 tonnes of zinc and 23,300 tonnes of lead in the first quarter compared with 48,400 tonnes of zinc and 20,800 tonnes of lead in the same period last year. Production was up significantly from a year ago as production was curtailed in the first quarter of 2001 to maximize power sales opportunities. Operating profit from Trail operations was $4 million compared with $118 million in the first quarter of last year. The main reason for the reduction in profit was lower power sales revenues, which decreased from $131 million in the first quarter of 2001 to $6 million this year. The average realized power price was US$22 per MW.h in the first quarter compared with US$445 per MW.h in the same period last year. Profitability in the first quarter was also adversely affected by lower zinc prices, and market softness which resulted in lower sales.

Cajamarquilla produced 30,500 tonnes of refined zinc in the first quarter compared with 29,300 tonnes in the same period last year. Sales in the first quarter were 26,900 tonnes of zinc compared with 33,800 tonnes a year ago. Operating profit of $4 million in the first quarter was lower than the $9 million last year due mainly to lower sales volume and zinc prices.

The **Red Dog** mine produced 141,700 tonnes of zinc in concentrate in the first quarter, a 12% increase over the previous year's production of 126,200 tonnes as efficiency was gained from the startup of the mill optimization program. Sales in the first quarter were 128,800 tonnes compared with 134,900 tonnes last year. The mine recorded an operating loss of $3 million in the first quarter compared with an operating profit of $20 million a year ago due mainly to a significantly lower average zinc price.

The company's share of production from **Highland Valley Copper** was 28,000 tonnes of copper in concentrate or 4% lower than last year due mainly to lower ore grades. Sales of 22,400 tonnes of copper were significantly lower than 35,900 tonnes in the first quarter of 2001 due to the timing of shipments. As a result of lower sales and copper prices, operating profit in the first quarter was $5 million, down from $20 million a year ago.

The **Polaris** mine produced 28,300 tonnes of zinc in concentrate in the first quarter compared with 31,100 tonnes a year ago. Operating profit was $1 million in the first quarter compared with $4 million in the same period last year primarily due to the lower zinc price. The mine is scheduled to cease operation in August 2002 after depletion of the orebody.

Gold production from the **David Bell** and **Williams** mines at Hemlo totalled 60,980 ounces in the quarter, down from 73,716 ounces in the first quarter of 2001. The lower production volume was due to ground control problems related to backfilling in the east end of the B-zone of the Williams mine. These ground conditions blocked access to high-grade ore in this area of the mine resulting in a higher volume of lower-grade ore from the open pit being processed. The mine schedule is being reviewed but it is expected that these issues will have a negative impact on production for the second quarter of 2002. The average cash operating cost was US$254 per ounce in the first quarter, compared with US$206 per ounce a year ago, with the increase due mainly to the lower gold production. The two Hemlo mines contributed an operating loss of $1 million to the company's consolidated results for the first quarter of 2002, compared with an operating profit of $3 million a year ago, with the higher gold price and a more favourable U.S. dollar exchange rate partially offsetting the effects of lower production.

Metallurgical coal production in the first quarter of 1.23 million tonnes from the **Elkview** mine was similar to the production a year ago, but 18% below the planned production rate of 1.5 million tonnes per quarter. Production at the mine was curtailed as a result of a buildup of coal inventory at the port caused by delayed shipments to Japan, but shipments are expected to increase in the second quarter. Combined coal sales from Elkview and **Bullmoose** of 1.5 million tonnes in the quarter were higher than 1.4 million tonnes a year ago. Operating profit was $22 million in the first quarter, up significantly from $13 million last year due to higher sales volumes, higher coal prices and a more favourable U.S. dollar exchange rate.

The **Antamina** copper-zinc mine achieved commercial operation in the fourth quarter of 2001. In the first quarter of 2002 the mine operated at full production capacity to produce 283,000 tonnes of copper concentrate and 125,000 tonnes of zinc concentrate. Sales during the quarter were 317,000 tonnes of copper concentrate, grading 28% copper, and 153,000 tonnes of zinc concentrate grading 53% zinc. Cash costs for the quarter were generally consistent with the feasibility study, with higher zinc production than planned mitigating the effect of higher overall costs. Fine-tuning and optimization of the mining and milling operating systems are continuing and are aimed at achieving further reduction in those costs.

On a 100% basis, Antamina's revenues for the quarter were US$130 million. Operating margin before depreciation and amortization for the quarter was US$54 million. After depreciation and amortization, net interest and other costs, net earnings were US$12 million.

The company is accounting for its investment in Antamina using the equity accounting method. Equity earnings from the mine were $4 million in the first quarter compared with an equity loss of $1 million in the fourth quarter of 2001.

Corporate Development

In February, the company announced production curtailments in response to world zinc inventory buildup and depressed zinc prices. The **Trail** zinc refinery will close for the month of August to reduce zinc production by 25,000 tonnes while the **Cajamarquilla** zinc refinery will be closed for three months from June to August to reduce production by 30,000 tonnes. Scheduled concentrate shipments out of the **Red Dog** mine in 2002 will be reduced from 1.06 million tonnes to 1.0 million tonnes, or a reduction of 33,000 tonnes of contained metal.

On April 19 the Workers Compensation Board (WCB) released its investigation report in the **Trail** refinery incident in September 2001 when some contract maintenance workers were exposed to thallium. The report concluded that certain of Trail's health protection procedures failed resulting in the exposure to workers and recommended a fine to the company of $270,000. The company commissioned an independent audit of health and safety procedures immediately after the incident. The audit concluded that the overall health and safety procedures with respect to employees are adequate but the company's contractor management procedures failed in this case and need to be strengthened. An action plan has been implemented to address the findings of the audit, and will be revised to address the recommendations of the WCB report.

Construction at the **Pend Oreille** project in Washington State is continuing with completion of construction targeted for the end of 2003. Operations are expected to start up in early 2004.

Feasibility study work is continuing at the **Pogo** gold project in Alaska, including updating previous work with a revised mill location which is expected to result in lower capital and operating costs and improved project economics. Permitting work included the submission in February of an updated water management plan based on the revised location of the major facilities.

A decision has been made not to proceed with the Stage II plant expansion project at **Cajamarquilla** in the near term. The funds of US$103.4 million drawn on the project loan facility and held in trust will be repaid to the banks in the second quarter.

In November 2001, the company announced the signing of a memorandum of understanding providing exclusive negotiations with Paranapanema S.A. for a 90-day period with respect to the purchase of **Paraibuna**, Brazil's second largest zinc refinery. At the end of the exclusive negotiations period the company was unable to reach agreement with Paranapanema and the refinery was sold to another party.

In March 2002, the company augmented its credit lines with a US$425 million long-term credit facility. At March 31, 2002, undrawn credit lines totalled $840 million and these lines will be available to repay the US$125 million debenture and $44 million of medium-term notes maturing in 2002.

In November 2001, the company filed with the Toronto Stock Exchange a normal course issuer bid for its Class B Subordinate Voting Shares for one year. This share buy-back program entitles the company to purchase up to 10 million of its outstanding Class B Shares through the facilities of the Exchange. No shares have been purchased and cancelled pursuant to the bid.

Caution on Forward-Looking Information

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement on Forward-Looking Information" in the company's Annual Information Form.

teckcominco

EXTERNAL NEWS RELEASE
02-07-TC

For Immediate Release: June 10, 2002

RESIGNATION OF STEVEN DEAN, PRESIDENT TECK COMINCO LIMITED

Vancouver, BC -- Teck Cominco Limited announced today that Mr. Steven Dean, President of Teck Cominco will resign from the Company and its Board of Directors on July 8, 2002. Mr. Dean plans to pursue his interests in private and public company investment.

On behalf of the Board of Directors, Dr. Norman Keevil, Chairman of the Company, and David Thompson, Deputy Chairman and Chief Executive Officer, expressed their appreciation to Mr. Dean for his outstanding service to Teck Cominco since joining the Company in 1999 and wished him every success in his future business endeavours.

Dr. Keevil said "Steven was part of the founding teams, first of Normandy Mining and then Pacmin Mining Corporation, which on Steven's initiative became Teck's gold subsidiary in Australia, and I expect that he will continue to apply his entrepreneurial skills to build new businesses in the future."

CONTACT: Tom Merinsky
(604) 687-1117

teckcominco

EXTERNAL NEWS RELEASE
02-08-TC

For Immediate Release: June 18, 2002

TECK COMINCO ANNOUNCES SENIOR EXECUTIVE APPOINTMENTS

Vancouver, B.C. – David A. Thompson, Deputy Chairman and CEO of Teck Cominco today announced changes to the senior executive responsibilities of the Company.

Roger A. Brain is appointed to the position of Senior Vice President, Marketing and Refining. Mr. Brain will be responsible for all of the marketing activities within the Company and for the Company's refining operations at Trail, B.C. and Cajamarquilla, Peru. Mr. Brain was formerly the Senior Vice President, Marketing & Sales and has been with the Company and Cominco Ltd. for 28 years during which time he has held positions of increasing responsibility in marketing and sales.

Mike Lipkewich, Senior Vice President, Mining, assumes responsibility for all of the mining operations of the Company, including the Red Dog zinc mine and the Elkview coal operations, as well as the Company's joint venture operations, such as Antamina, Highland Valley Copper and the Hemlo gold mines. Mr. Lipkewich also assumes responsibility for the development of the Company's new mining projects, Pend Oreille and Pogo. Mr. Lipkewich has been Senior Vice President, Mining for the Company and Teck Corporation since 1993. He has been employed in the Teck Cominco group for 31 years holding a number of senior mine operating positions.

The business development, and exploration activities of the Company will report directly to the Chief Executive Officer who will concentrate on the pursuit of the Company's growth strategies in its base metals, coal, gold and energy businesses.

Teck Cominco Limited is a diversified mining corporation, headquartered in Vancouver, Canada with assets totaling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The Company has nine operating mines and two zinc refineries. Further information can be found at www.teckcominco.com.

For additional information, please contact: Tom Merinsky, Director, Investor Relations
(604) 685-3007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECK COMINCO LIMITED

Date: July 2, 2002

by: Karen L. Dunfee
Corporate Secretary